SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim
13 Hartom Street
PO Box 45157
Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

On July 14, 2017, Mobileye N.V. (the “Mobileye”) issued a press release announcing that the Israel Tax Authority has issued an acceptable tax ruling with respect to the tax treatment of the potential asset sale, liquidation and second step distribution contemplated in connection with the all cash tender offer to purchase all of the outstanding ordinary shares of Mobileye by Intel Corporation (“Intel”). The tender offer is being made pursuant to the Purchase Agreement, dated as of March 12, 2017, by and among Intel, Cyclops Holdings, Inc., a wholly owned subsidiary of Intel that was later converted to Cyclops Holdings, LLC (“Cyclops”), and Mobileye (the “Purchase Agreement”). Cyclops filed a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) on April 5, 2017 (as amended and supplemented, the “Schedule TO”). As a result of receipt of the tax ruling and the adoption of certain shareholder resolutions at the general meeting of Mobileye shareholders in June, the minimum number of Mobileye shares that must be validly tendered and not withdrawn prior to the expiration of the tender offer (including any extensions) (the “Expiration Time”) has been lowered from 95 percent to 67 percent of outstanding Mobileye shares (the “Minimum Condition”). Withdrawal rights will terminate following the Expiration Time. Mobileye shareholders who have already tendered their Mobileye shares in the tender offer but whose willingness to tender is affected by the lower threshold for the Minimum Condition should withdraw their Mobileye shares from the tender offer immediately but in any event before the Expiration Time. In connection with the receipt of the tax ruling and the lowering of the Minimum Condition, Mobileye also announced that it and Intel have agreed that Cyclops will extend the offering period of the tender offer. The tender offer, which was previously set to expire at 5:00 p.m., New York City time, on July 20, 2017, is now scheduled to expire at 5:00 p.m., New York City time, on July 28, 2017, unless the tender offer is extended or earlier terminated, in either case pursuant to the terms of the Purchase Agreement. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit

99.1	Press release dated July 14, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 14, 2017

MOBILEYE N.V.

By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer